FORM 8-A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For registration of certain classes of securities pursuant to section 12(b) or (g) of the Securities Exchange Act Of 1934
KELLWOOD COMPANY
(Exact name of registrant as specified in its charter
Delaware	36-2472410
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
600 Kellwood Parkway, St. Louis, Missouri	63017
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Right	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class

The Securities and Exchange Commission is respectfully requested to send copies of all notices, orders and communications to:

Tom Pollihan Executive Vice President, Secretary and General Counsel Kellwood Company 600 Kellwood Parkway St. Louis, Missouri 63017	Robert J. Schreck McDermott Will & Emery LLP 227 West Monroe Street Suite 4700 Chicago, IL 60606

Item 1. Description of Registrant’s Securities to Be Registered.

On June 10, 2006, the Board of Directors of Kellwood Company (the “Company”) entered into the Rights Agreement (the “Rights “Agreement”) with American Stock Transfer and Trust Company (the “Rights Agent”) and, in connection therewith, on June 1, 2006 declared a dividend distribution of one preferred stock purchase right (collectively, the “Rights”) on each outstanding share of common stock, (the “Common Stock”), of the Company, subject to the completion of appropriate documentation. The distribution is to be made to stockholders of record on June 16, 2006 or such other date as determined by the Chief Executive Officer or any Executive Vice President of the Company (the “Record Date”). These Rights replace the existing preferred stock purchase rights attached to the Common Stock, as the existing rights expired on June 11, 2006. Except as set forth below, each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of a newly created series of the Company's Series A Junior Preferred Stock (the “Preferred Stock”), at a purchase price of $100 per Unit (the “Purchase Price”), subject to anti-dilution adjustments described below. On June 7, 2006, the Company had 25,707,615 shares of common stock outstanding.

The Rights are represented by the Common Stock certificates and are not exercisable or transferable apart from the Common Stock until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”), has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Voting Power of the aggregate of all shares of Voting Stock, subject to certain exceptions (the “Stock Acquisition Date”) or (ii) ten business days following the commencement of (or announcement of an intention to make) a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 20% or more of the Voting Power of the aggregate of all shares of Voting Stock then outstanding (the earlier of the dates being called the “Distribution Date”), except in either case pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a “Qualified Offer”). Until the Distribution Date (or earlier redemption or expiration of the Rights), Common Stock certificates will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to stockholders who were holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, the separate Right Certificates alone will evidence the Rights. The Rights will expire at the close of business on June 10, 2016 (the “Final Expiration Date”) unless earlier redeemed or exchanged by the Company.

If an Acquiring Person becomes the beneficial owner of more than 20% of the then of the Voting Power of the aggregate of all shares of Voting Stock other than pursuant to a Qualified Offer, each holder of a Right will thereafter have the right to receive, upon exercise of the Right at the then current Purchase Price, shares of Common Stock which at the time of the transaction would have a market value of two times the Purchase Price. Notwithstanding the foregoing, no Right may be exercised for Common Stock of the Company until the Rights have become non-redeemable, as described below. If, at any time following the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power is sold other than pursuant to a Qualified Offer, each holder of a Right will thereafter have the right to receive, upon exercise of the Right at the then current Purchase Price, a number of shares of common stock of the acquiring company which at the time of the transaction would have a market value of two times the Purchase Price. The events described in this paragraph are defined as “Triggering Events.”

Following the occurrence of any Triggering Events, any Rights that are or were beneficially owned by an Acquiring Person will be null and void.

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of Preferred Stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

At any time on or prior to the earlier of (i) the tenth day following the Stock Acquisition Date (which period may be extended for an additional ten days), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time any person becomes an Acquiring Person and prior to such time as such person, together with its affiliates becomes the beneficial owner of at least 75% of the Company’s outstanding Common Stock, the Company may, provided that all necessary regulatory approvals have been obtained, exchange the Rights (other than Rights owned by such Acquiring Person which become null and void), in whole or in part, at a ratio of one share of Common Stock per Right, subject to adjustment.

Until a Right is exercised, the holder of the Right will not have any rights as a stockholder of the Company solely by virtue of holding the Right, including, without limitation, the right to vote or to receive dividends.

As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock issued so that all shares will have attached Rights. After the Distribution Date but prior to the Final Expiration Date, Rights shall only be issued in connection with the issuance of Common Stock upon the exercise of stock options granted prior to the Distribution Date or pursuant to other benefits under any employee plan or arrangement established prior to the Distribution Date.

The terms of the Rights may be amended by the Board of Directors of the Company; provided, however, that after a person becomes an Acquiring Person, the Company may not amend the Rights Agreement only if the amendment will not adversely affect the interests of holders of Rights (other than an Acquiring Person).

The Rights Agreement provides that the Corporate Governance Committee of the Board of Directors shall review and evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company, its stockholders and other relevant constituencies of the Company at least once every three years, or sooner than that if any Person shall have made a proposal to the Company or its stockholders, or taken any other action that, if effective, could cause such person to become an Acquiring Person, if a majority of the members of the Committee shall deem such review and evaluation appropriate after giving due regard to all relevant circumstances. Following each such review, the Committee shall communicate its conclusions to the full Board of Directors, including any recommendation in light thereof as to whether the Rights Agreement should be modified or the Rights should be redeemed.

The Preferred Stock purchased upon exercise of the Rights will be non-redeemable. Each share of Preferred Stock will have a minimum preferential quarterly dividend rate of $20.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferred liquidation payment of $100.00 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together as one class with the Common Stock. Finally, in the event of any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 100 times the aggregate amount of stock or securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged. The foregoing rights of the Preferred Stock are protected against dilution if additional shares of Common Stock are issued. Fractional shares of Preferred Stock will not be issuable and in lieu thereof a cash payment will be made.

The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Company’s Board of Directors because the Rights may be redeemed by the Board at a nominal price of $0.01 per Right at any time on or prior to the Stock Acquisition Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

A copy of the Rights Agreement is attached hereto has Exhibit 1. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.	Exhibits.
1.

Form of Rights Agreement, dated as of June 10, 2006, between Kellwood Company and American Stock Transfer and Trust Company, which includes the Form of Certificate of Designation for the Preferred Stock as Exhibit A, Form of Rights Certificate as Exhibit B, the Summary of Rights to Purchase Preferred Stock as Exhibit C; incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Kellwood Company with the Securities and Exchange Commission on June 10, 2006.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KELLWOOD COMPANY

By:  /s/ Thomas H. Pollihan

Thomas H. Pollihan

Executive Vice President, Secretary and General Counsel

Date: June 10, 2006